BURBERRY

RECEIVED

By courier to the Mail Room 2009 JAN -5 A 8:37 FILE NO. 82-34691

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N,W
Washington DC 20549

SUPPL

22 December 2008

09045047

Dear Sir/Madam

BURBERRY GROUP PLC – Change of address

Please accept this letter as notification that Burberry Group plc has moved to the following new business premises:

Horseferry House
Horseferry Road
London
SW1P 2AW

PROCESSED
JAN 12 2009
THOMSON REUTERS

Yours faithfully

Kathryn Dickinson
Deputy Company Secretary

END